UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NPM Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Times Square, 10th Floor
(No. and Street)

NYC	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JIMMY RONNKVIST 646-690-0586
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG
(Name – *if individual, state last, first, middle name*)

5 Times Square	NY	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jimmy Ronnkvist , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NPM Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DocuSigned by:
Jimmy Ronnkvist
704A42757E7541C...
Signature

Principal Financial Officer
Title

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without notarization

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of NPM Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NPM Securities, LLC (the Company) as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2014.

February 25, 2021

NPM Securities, LLC

Statement of Financial Condition

December 31, 2020

Assets		
Cash	$	762,688
Receivable from Nasdaq, Inc.		59,331
Prepaid and other assets		32,034
Total assets	$	854,053
Liabilities and member's equity		
Liabilities:		
Accounts payable	$	671
Deferred revenue		5,866
Total liabilities		6,537
Member's equity		847,516
Total liabilities and member's equity	$	854,053

See accompanying notes to the statement of financial condition.

NPM Securities, LLC

Notes to Statement of Financial Condition

December 31, 2020

1. Organization and Description of the Business

NPM Securities, LLC ("NPMS" or the "Company") is a wholly owned subsidiary of The Nasdaq Private Market, LLC ("NPM" or the "Parent"), which is ultimately a wholly-owned subsidiary of Nasdaq, Inc. ("Nasdaq").

The Company operates an alternative trading system ("ATS"). The ATS facilitates the purchase and sale of ownership interests in primary and secondary transactions in certain funds registered under the Investment Company Act of 1940, as amended ("1940 Act") ("Registered Funds")[1], business development companies ("BDCs"), funds that are not registered under the 1940 Act or the 1933 Act ("Private Funds"), other closed end funds that are not Registered Funds ("Other Closed End Funds"), and private real estate investment trusts ("REITs" which collectively with Registered Funds, BDCs, Private Funds, and Other Closed End Funds, make up the "Alternative Funds Product Line").

In addition, the ATS facilitates primary and secondary transactions in private unregistered securities (i.e., securities not listed on registered securities exchange and not registered under Section 12 of the Securities Exchange Act of 1934) ("Exchange Act") whether domiciled in the U.S or outside of the U.S. ("Private Company Product Line").

The ATS will utilize various price discovery and execution mechanisms, such as structured liquidity programs (liquidity programs in which issuers connect purchasers of equity securities with their existing stockholders and/or optionees that are identified or approved by the issuers) in the form of company buy backs, third-party tender offers, or auctions; one-off secondary transactions; primaries and subscriptions with respect to its product lines; provided, however, that the Company will not serve as an underwriter to any issuer.

The Company may act as an intermediary in depository, paying and escrow agent capacities in connection with the settlement of the purchase and sale of securities on the ATS. The Company is not a member of any securities depositories or clearing corporations, and does not maintain brokerage accounts or maintain custody of any securities. The Company may receive securities, but will promptly transmit them to the issuer or its transfer agent. The issuer, its transfer agent, or other corporate record keeper will provide the buyer with a stock certificate in either physical or book entry form. The Company manages and operates their business as one reportable segment.

---

[1] Registered Funds may also be registered under the Securities Act of 1933, as amended ("1933 Act").

1. Organization and Description of the Business (continued)

The Company is registered as a broker-dealer with the SEC and is a FINRA and Securities Investor Protection Corporation member organization.

The Company is subject to regulation by the SEC, FINRA, and state securities regulators.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates and assumptions.

Recently Adopted Accounting Pronouncements

ASU 2016-13, "Measurement of Credit Losses on Financial Instruments" changed the impairment model for certain financial instruments. The new model is a forward looking expected loss model and will apply to financial assets subject to credit losses and measured at amortized cost and certain off-balance sheet credit exposures. This includes loans, held-to-maturity debt securities, loan commitments, financial guarantees, and trade receivables. The adoption did not have an impact on the Company's Statement of Financial Condition.

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2020. The Company's cash is held by one financial institution in a non-interest bearing account which, at times, may exceed federally insured limits. At December 31, 2020, the Company had cash of $762,688.

2. Summary of Significant Accounting Policies (continued)

Cash Segregated Under Federal Regulations

Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions in anticipation of settlement. At December 31, 2020, the Company did not hold any customer funds in a special account for the exclusive benefit of customers of NPM Securities, LLC.

Revenue

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

The Company's primary business is facilitating auctions for private assets, providing both buyers and sellers access to liquidity through a controlled marketplace. Revenue is recognized upon completion of the performance obligation, which is typically on the settlement date of the transaction.

Deferred revenue represents amounts that have been billed but have yet to be recognized as revenue. For certain performance obligations, we recognize revenues over time since the customer receives and consumes the benefit as we provide the service. The Company's customers may also pay their transaction fee ahead of the final settlement date of their program. These revenues are deferred and recognized upon the Company's satisfaction of the performance obligation. All deferred revenues are current and are expected to be recognized within the next twelve months.

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state and local income taxes. The Company's operating results are included in the federal, state and local income tax returns filed by the Parent, a U.S. partnership pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii).

3. Related-Party Transactions

NPM agrees to provide the Company with support services, including, but not limited to, direct financial and business management support, compliance and reporting support, information technology support, occupancy and human resource services.

At December 31, 2020, $59,331 was recorded in receivable from Nasdaq, Inc. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with the Nasdaq's intercompany settlement policy. The Company records all transactions to and from affiliates subject to the netting arrangement into a single account.

4. Income Taxes

The Company's operating results were included in the federal and state income tax returns filed by the Parent, The Nasdaq Private Market, LLC, a U.S. partnership pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). The Parent's federal, state and NYC UBT tax returns are subject to examinations by the respective tax authorities for years 2017 through 2019.

5. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"). The Company calculates its excess net capital under the basic method. At December 31, 2020, the Company had net capital of $756,151 which was $506,151 in excess of its required net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i). The Company does not hold customer funds or safekeep customer securities. The Company is permitted to receive customer funds in connection with privately negotiated securities transactions in anticipation of settlement. The Company maintains a "Special Account for the Exclusive Benefit of Customers of NPM Securities, LLC" for such customer funds received. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies.

6. Commitments and Contingent Liabilities

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

Risks and Uncertainties

Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company’s rights with respect to the cash held to be delayed or limited.

7. Fair Value of Financial Instruments

The Company’s financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the statement of financial condition for cash, receivable from Nasdaq, Inc, and prepaid and other assets approximate fair value due to the short term nature of these assets. The Company’s liabilities, which include accounts payable and deferred revenue, are reported at their contractual amounts, which approximate fair value.

8. Subsequent Events

The Company has evaluated all subsequent events through February 25, 2021, the date as of which this Statement of Financial Condition is available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the Statement of Financial Condition or accompanying notes.